                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                        Millennium Pharmaceuticals, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   0005999021
                                 (CUSIP Number)

                            Gregory Malobocki, Esq.
                               Bayer Corporation
                                63 North Street
                            Medfield, MA 02052-1688

                                with a copy to:
                             Knute J. Salhus, Esq.
                           Wilmer, Cutler & Pickering
                                399 Park Avenue
                               New York, NY 10022

          (Name, Address and Telephone Number of Person Authorized to
          -----------------------------------------------------------
                      Receive Notices and Communications)
                      ----------------------------------


                                October 28, 2003
                                ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of [section] 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of this Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                        Page 2 of 5 Pages
CUSIP NO. 0005999021
         ---------------------
 ----------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Bayer AG

 ----------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [X]
                                                                   (b)  [ ]

 ----------------------------------------------------------------------------

   3.     SEC USE ONLY

 ----------------------------------------------------------------------------

   4.     SOURCE OF FUNDS

 ----------------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [ ]
 ----------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          Federal Republic of Germany
 -----------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
  NUMBER OF                    0
  SHARES              --------------------------------------------------------
  BENEFICIALLY          8.     SHARED VOTING POWER
  OWNED BY                     0
  EACH                --------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER
  PERSON WITH                  0
                      --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               0
 -----------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
 -----------------------------------------------------------------------------

  12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES

                                                                          [ ]
 -----------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
 -----------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON

          CO
 -----------------------------------------------------------------------------

                                                           Page 3 of 5 Pages
CUSIP NO.  0005999021
         ---------------------
 ----------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          Bayer Beteiligungsverwaltungsgesellschaft mbH

 ----------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [X]
                                                                    (b)  [ ]

 ----------------------------------------------------------------------------

   3.     SEC USE ONLY

 ----------------------------------------------------------------------------

   4.     SOURCE OF FUNDS

 ----------------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                         [ ]
 ----------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Federal Republic of Germany
 -----------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
  NUMBER OF                    0
  SHARES              --------------------------------------------------------
  BENEFICIALLY          8.     SHARED VOTING POWER
  OWNED BY                     0
  EACH                --------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER
  PERSON WITH                  0
                      --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               0
 -----------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
 -----------------------------------------------------------------------------

  12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [ ]
 -----------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
 -----------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON

          CO
 -----------------------------------------------------------------------------

                                                               Page 4 of 5 Pages

     This Amendment No. 2 is filed by Bayer AG ("Bayer") and Bayer Beteiligungsverwaltungsgesellschaft mbH, formerly known as Agfa Holding GmbH, to amend and update the Schedule 13D filed on November 18, 1999 as amended July 6, 2000, relating to shares of common stock, $.001 par value per share (the "Common Stock"), of Millennium Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). All capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

Item 2. Identity and Background.

     On April 6, 2001, Agfa Holding GmbH changed its name to Bayer Beteiligungsverwaltungsgesellschaft mbH ("Agfa"). Information as to the executive officers and directors of Bayer is set forth in Exhibit A hereto and information as to the executive officers and directors of Agfa is set forth in Exhibit B hereto.

     During the past five years, neither Bayer or Agfa nor, to Bayer's knowledge, any of the persons listed in Exhibit A nor, to Agfa's knowledge, any of the persons listed in Exhibit B, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither Bayer or Agfa's nor, to Bayer's knowledge, any of the persons listed in Exhibit A nor, to Agfa's knowledge, any of the persons listed in Exhibit B, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

     On October 28, 2003, Bayer and Agfa in the aggregate sold 19,830,640 shares of Common Stock to Credit Suisse First Boston, LLC ("Purchaser") in a private sale transaction for an aggregate sales price of $318,678,385. The shares of Common Stock sold constituted all of the shares of Common Stock previously owned by Bayer and Agfa.

Item 5. Interest in Securities of the Issuer.

     (a), (b) Neither Bayer nor Agfa is the beneficial owner of any shares of Common Stock (0% of the outstanding shares of Common Stock).

     (c) On October 28, 2003, Bayer and Agfa sold 19,830,640 shares of Common Stock to Purchaser in a private sale transaction for an aggregate sales price of $318,678,385.

     (e) On October 28, 2003, Bayer and Agfa in the aggregate sold 19,830,640 shares of Common Stock to Purchaser in a private sale transaction for an aggregate sales price of $318,678,385. The shares of Common Stock sold constituted all of the shares of Common Stock previously owned by Bayer and Agfa. Thus, on October 28, 2003, Bayer and Agfa ceased to be the beneficial owners of more than five percent of shares of Common Stock.

Item 7. Material to be Filed as Exhibits.

    Exhibit A   Information concerning Bayer's executive officers and directors.
    Exhibit B   Information concerning Agfa's executive officers and directors.


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                                                           Page 5 of 5 Pages


                                  Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to this statement is true and correct.

Date:  November 6, 2003        Bayer AG




                              By:     /s/ Klaus Kuehn
                                  -------------------------------
                              Klaus Kuehn
                              Member, Board of Management



                              By:     /s/ Roland Hartwig
                                  -------------------------------
                              Dr. Roland Hartwig
                              General Counsel

                              Bayer Beteiligungsverwaltungsgesellschaft mbH



                              By:     /s/ Peter Mueller
                                  -------------------------------
                              Peter Mueller
                              Managing Director